Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$179,474	$228,295	$328,023	$224,705	$307,219
Add: Fixed charges	57,151	56,816	57,792	74,750	97,991
Amortization of interest capitalized	475	533	641	715	729
Distributed income of equity investees	4,125	3,800	5,200	4,558	4,853
Less: Interest capitalized	(2,371)	(4,452)	(4,803)	(3,510)	(2,943)
Total earnings	$238,854	$284,992	$386,853	$301,218	$407,849

FIXED CHARGES:
Interest expense	$52,415	$50,504	$51,961	$69,847	$93,436
Interest capitalized	2,371	4,452	4,803	3,510	2,943
Debt amortization expense	1,925	1,554	767	1,112	1,401
Rent expense representative of interest factor	440	306	261	281	211
Total fixed charges	$57,151	$56,816	$57,792	$74,750	$97,991
Ratio of earnings to fixed charges	4.2	5.0	6.7	4.0	4.2

*    Excludes income from equity investments.